EXHIBIT 12

THE TORO COMPANY AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Not Covered by Independent Auditors’ Report)

	10/31/2006	10/31/2005	10/31/2004	10/31/2003	10/31/2002

Earnings before income taxes and cumulative effect of change in accounting principle	$192,754,000	$170,272,000	$153,233,000	$120,918,000	$86,799,000
Plus: Fixed charges	24,153,987	24,298,000	22,004,000	22,251,000	25,324,000
Earnings available to cover fixed charges	216,907,987	$194,570,000	$175,237,000	$143,169,000	$112,123,000
Ratio of earnings to fixed charges	8.98	8.01	7.96	6.43	4.43

Interest expense	$17,672,000	$17,733,000	$15,523,000	$16,285,000	$19,747,000
Rentals (interest expense)	6,481,987	6,565,000	6,481,000	5,966,000	5,577,000
Total fixed charges	24,153,987	24,298,000	$22,004,000	$22,251,000	$25,324,000